[redacted]

SEC
Mail Processing
Section

NOV 29 2011

Washington, DC
125

SECUR 11023604 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE & LEACH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED WAGSTAFF (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statements of financial condition of Sterne, Agee & Leach, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2011 and 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne, Agee & Leach, Inc. as of September 30, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2011

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	1,829,442	2,451,529
Cash on deposit with clearing organizations and for regulatory purposes		6,598,449	8,862,151
Receivables:			
Broker dealers and clearing organizations		129,996,917	168,371,942
Customers		192,955,983	165,000,284
Related parties		1,825,973	4,465,730
		324,778,873	337,837,956
Securities owned, at fair value:			
U.S. government obligations		139,294,332	65,740,957
State and municipal obligations		25,616,910	31,493,126
Corporate obligations		32,975,899	40,904,315
Corporate stocks and warrants		342,919	2,698,916
Other		7,222,137	170,610
		205,452,197	141,007,924
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $11,414,955 in 2011 and $9,364,346 in 2010)		11,209,238	3,567,036
Goodwill and other intangible assets, net		3,379,524	3,043,154
Other assets		34,552,545	37,858,583
Total assets	$	587,800,268	534,628,333

See accompanying notes to consolidated statements of financial condition.

Liabilities and Stockholder's Equity	2011	2010
Bank loans	$ 140,400,000	122,200,000
Payables:		
Broker dealers and clearing organizations	159,654,716	141,194,313
Customers	58,405,281	62,790,960
Related parties	19,061,150	22,606,808
	237,121,147	226,592,081
Securities sold but not yet purchased, at fair value:		
U.S. government obligations	24,698,494	25,130,592
State and municipal obligations	—	65,175
Corporate obligations	8,630,864	2,534,682
Corporate stocks	266,885	1,443,042
Options and futures	6,504,685	7,562,808
Other	6,818,757	14,028
	46,919,685	36,750,327
Accounts payable and other liabilities	47,538,516	43,860,719
Total liabilities	471,979,348	429,403,127
Commitments and contingencies (note 12)		
Stockholder's equity:		
Common stock, $5 par value. Authorized 3,500 shares, 500 shares issued and outstanding in both 2011 and 2010	2,500	2,500
Additional paid-in capital	67,760,029	61,918,861
Retained earnings	48,058,391	43,303,845
Total stockholder's equity	115,820,920	105,225,206
Total liabilities and stockholder's equity	$ 587,800,268	534,628,333

(1) Organization and Summary of Significant Accounting Policies

(a) *Nature of Business*

Sterne, Agee & Leach, Inc. (the Company) is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) *Use of Estimates in Financial Statements*

The accounting principles used in preparing the consolidated financial statements conform to U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) *Accounting for Securities Transactions and Other Activity*

Securities transactions are recorded on a trade-date basis. Securities owned and receivables/payables with broker dealers and clearing organizations and customers are recorded on a settlement date basis. Differences between the trade and settlement dates for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(e) *Cash on Deposit with Clearing Organizations and for Regulatory Purposes*

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc. (DTCC), and Pershing, LLC.

(Continued)

(f) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(h) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

(i) ***Goodwill and Other Intangible Assets***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, and ASC 350, *Goodwill and Other Intangible Assets*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at both September 30, 2011 and 2010 in accordance with ASC 350.

The Company has recorded customer lists, an identifiable intangible asset, valued at $282,600. The Company is amortizing customer lists using the straight-line method over its estimated useful life of seven years.

On January 26, 2011, the Parent completed the acquisition of Nollenberger Capital Partners, Inc. (NCPI). Subsequent to the acquisition date, the assets and liabilities acquired were transferred to SALI. The aggregate purchase price was $1.8 million.

The assets purchased and liabilities assumed for the NCPI acquisition have been accounted for under the acquisition method of accounting. The assets and liabilities, both tangible and intangible, are recorded at their estimated fair values as of the acquisition date.

(j) ***Other Assets***

Other assets consist primarily of employee receivables, prepaid assets, and interest and dividends receivables.

 (Continued)

(k) ***Income Taxes***

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(l) ***Derivative Financial Instruments***

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging Activities*, as amended, as all financial instruments are used for trading purposes and are marked to market with changes in fair values reflected in earnings.

(m) ***Subsequent Events***

The Company has evaluated the effects of events or transactions through November 23, 2011 that have occurred subsequent to period-end September 30, 2011. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(n) ***Recent Accounting Pronouncements***

Accounting Changes

In September 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. This standard was adopted at the beginning of fiscal 2009 for financial assets and liabilities, without material impact on the financial statements. The Company adopted this standard at the beginning of fiscal 2011 for nonfinancial assets and liabilities. There was no significant impact on the consolidated statements of financial condition as a result of the application of this new guidance.

In June 2009, the FASB issued, ASU 2009-16, *Accounting for Transfers of Financial Assets*, regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. The Company adopted this new guidance as of October 1, 2010. There was no significant impact on the consolidated statements of financial condition as a result of the application of this new guidance.

(Continued)

In June 2009, the FASB issued ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which amended the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires the reporting entities to evaluate former QSPEs for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company is the primary beneficiary of any variable interest entities to which the Company is a party. The Company adopted this new guidance as of October 1, 2010. There was no significant impact on the consolidated statements of financial condition as a result of the application of this new guidance.

Accounting Changes Issued Not Currently Effective

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreements, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the consolidated statements of financial condition.

In May 2011, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: (1) The amount of any transfers between Level 1 and Level 2 of the fair value hierarchy (2) A quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments (3) A qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any interrelationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments and (4) The level within the fair value hierarchy, of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This new guidance is effective for the Company prospectively beginning October 1, 2011. The Company expects the adoption of this new guidance will result in an increase of certain of the financial statement disclosures, but the adoption will not have any impact on the consolidated statements of financial condition

(o) Reclassification

Certain amounts in the 2010 consolidated financial statements have been reclassified to conform to the 2011 presentation.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At both September 30, 2011 and 2010, cash of $2,000 was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(3) Receivables from and Payables to Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2011	2010
Receivables:			
Securities failed to deliver	$	17,175,169	17,149,333
Securities borrowed		46,017,062	56,806,555
Clearing organizations and other		66,804,686	94,416,054
	$	129,996,917	168,371,942
Payables:			
Securities failed to receive	$	27,595,607	16,946,084
Securities loaned		77,446,100	59,908,782
Clearing organizations and other		54,613,009	64,339,447
	$	159,654,716	141,194,313

(4) Receivables from and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated statements of financial condition. Included in receivables from customers are $594,216 and $230,143 in 2011 and 2010, respectively, from officers and directors of the Company. Included in payables to customers are $92,674 and $197,272 in 2011 and 2010, respectively, to officers and directors of the Company.

(5) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market-place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

(Continued)

At September 30, 2011 and 2010, these securities represented equities at estimated fair values of $462,327 and $311,803, respectively, and are included in securities owned, at fair value on the consolidated statements of financial condition.

(6) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(a) Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

(b) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities comprise three main categories consisting of agency issued debt, agency CMOs, and mortgage pass-throughs. Agency CMOs, callable and noncallable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Fair value of mortgage pass-throughs is model driven with respect to spreads of the comparable to-be-announced (TBA) security. Agency

issued debt securities, agency CMOs, and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Other. Other securities consist primarily of foreign currency and some restricted stock. These securities are generally valued based on quoted prices from an exchange, or valued using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 1 or Level 3 depending upon the pricing method used.

Assets measured at fair value on a recurring basis as of September 30, 2011

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2011
Assets:				
Securities owned, at fair value:				
U.S. Treasury obligations	$ 5,900,355	—	—	5,900,355
U.S. agency obligations	—	133,393,977	—	133,393,977
State and municipal obligations	—	25,616,910	—	25,616,910
Corporate obligations	—	32,975,899	—	32,975,899
Corporate stocks	264,480	—	78,439	342,919
Other	7,214,486	—	7,651	7,222,137
	$ 13,379,321	191,986,786	86,090	205,452,197
Liabilities:				
Securities sold but not yet purchased, at fair value:				
U.S. Treasury obligations	$ 24,600,000	—	—	24,600,000
U.S. agency obligations	—	98,494	—	98,494
Corporate obligations	—	8,630,864	—	8,630,864
Corporate stocks	266,885	—	—	266,885
Options and futures	—	6,504,685	—	6,504,685
Other	6,818,237	—	520	6,818,757
	$ 31,685,122	15,234,043	520	46,919,685

(Continued)

Assets measured at fair value on a recurring basis as of September 30, 2010

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2010
Assets:				
Securities owned, at fair value:				
U.S. agency obligations	$ —	65,740,957	—	65,740,957
State and municipal obligations	—	31,493,126	—	31,493,126
Corporate obligations	—	40,904,315	—	40,904,315
Corporate stocks	2,621,842	—	77,074	2,698,916
Other	170,610	—	—	170,610
	$ 2,792,452	138,138,398	77,074	141,007,924
Liabilities:				
Securities sold but not yet purchased, at fair value:				
U.S. Treasury obligations	$ 10,573,854	—	—	10,573,854
U.S. agency obligations	—	14,556,738	—	14,556,738
State and municipal obligations	—	65,175	—	65,175
Corporate obligations	—	2,534,682	—	2,534,682
Corporate stocks	1,443,042	—	—	1,443,042
Options and futures	—	7,562,808	—	7,562,808
Other	14,028	—	—	14,028
	$ 12,030,924	24,719,403	—	36,750,327

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2011 and 2010 was not significant.

(c) ***Financial Instruments Not Measured at Fair Value***

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker dealers and clearing organizations, receivables from customers, payables from broker dealers and clearing organizations, payables from customers, and bank loans.

(7) Bank Loans

Short-term borrowings at September 30, 2011 and 2010 of $140,400,000 and $122,200,000, respectively, were at a rate of 1.375% and rates ranging from 1.38% to 1.76%, respectively. They are collateralized by securities and receivables from broker dealers and clearing organizations with recorded values at September 30, 2011 and 2010 of $180,844,470 and $172,405,615, respectively.

The Company maintains an unsecured line of credit in the amount of $10,000,000 at both September 30, 2011 and 2010, respectively, which is renewable annually and bears interest at LIBOR plus 3.25%, which rates were 3.49% and 3.51% at September 30, 2011 and 2010, respectively. The Company had no borrowings against this line of credit at either September 30, 2011 and 2010.

In addition, the Company maintains an additional $10,000,000 unsecured line of credit, bearing interest at the federal funds rate plus 1.375% at September 30, 2011 and 2010, which rates were 2.00% at both September 30, 2011 and 2010. The Company had no borrowings against this line at either September 30, 2011 and 2010.

The Company also maintained an additional $5,000,000 unsecured line of credit, bearing interest at prime minus 0.50% at September 30, 2010, which rate was 2.75% at September 30, 2010. The Company had no borrowings against this line at September 30, 2010.

(8) Income Taxes

Deferred tax assets and liabilities are determined under the asset and liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Income Taxes*, at September 30, 2011 and 2010, the Company has recorded the following:

		2011	2010
Deferred tax assets:			
Fixed assets	$	—	333,337
Litigation accrual		—	2,310,270
Other		987,861	480,550
Total deferred assets		987,861	3,124,157
Deferred tax liabilities:			
Fixed assets and intangibles		(2,444,061)	—
Compensation		(13,324)	(1,870,402)
Prepaid expenses		(472,312)	(837,225)
Total deferred tax liabilities		(2,929,697)	(2,707,627)
Net deferred tax (liability) asset	$	(1,941,836)	416,530

(Continued)

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2011, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2007 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.

(9) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2011 and 2010, the Company had net capital of $54,985,639 and $53,326,431, respectively, which amounts were approximately 25.9% and 27.6%, respectively, of aggregate debit balances at September 30, 2011 and 2010. Net capital was $50,735,600 and $49,466,233, respectively, in excess of required net capital at September 30, 2011 and 2010.

(10) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the Plan is determined annually by management.

(11) Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Investment Advisors, Inc. (SAIA), and Sterne Agee Solutions, Inc. (SASI).

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2011 and 2010, are included in related-party receivables and payables in the accompanying consolidated statements of financial condition and were as follows:

	2011	2010
Receivable from related parties	$ 1,825,973	4,465,730
Payable to related parties	19,061,150	1,433,525

SA Group provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company as well as allocation of expense for other administrative services such as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at the cost of funds plus 3.25%, which was 3.50% at both September 30, 2011 and 2010. The Company had no borrowings against this line of credit at September 30, 2011 and $2 million in borrowings at September 30, 2010 which is netted against receivables – related party in the accompanying balance sheet. The Parent also maintains debt on behalf of the Company, and allocates interest expense to the Company on a periodic basis.

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2011 were as follows:

Year ending September 30:		
2012	$	9,660,978
2013		7,780,503
2014		5,430,486
2015		4,134,788
2016		3,504,677
Thereafter		15,177,459
	$	45,688,891

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's consolidated results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2011 and 2010, and were subsequently settled had no material effect on the consolidated financial statements.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statements of financial condition. The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the consolidated statements of financial condition, net of unrealized losses by counterparty.

(b) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed TBA securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have significant credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the consolidated statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2011 and 2010 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2011 and 2010.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's

(Continued)

obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

None of the Company's derivatives meet the criteria for designation as a fair value or cash flow hedge.

The tables below present the notional and fair value amounts of both the asset and liability derivatives at September 30, 2011 and 2010:

	September 30, 2011			September 30, 2010		
	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Derivatives assets not designated as hedging instruments:						
Forward sale contracts	Securities owned	$ 700,000	1,517	Securities owned	$ —	—

	September 30, 2011			September 30, 2010		
	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Derivatives liabilities not designated as hedging instruments:						
Forward sale contracts	Securities sold but not yet purchased	$ 28,600,000	32,518	Securities sold but not yet purchased	$ 39,800,000	9,567

(c) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Continued)

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At both September 30, 2011 and 2010, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2011 consist of the following (at fair value):

	Carrying amount
Financial statement classification:	
Securities owned	$ 180,844,470
Receivables from broker dealers and clearing organizations	78,995,022
Other assets	17,892,949

The Company has accepted collateral with a fair value of $137,062,082 and $56,806,555 at September 30, 2011 and 2010, respectively, under securities borrowed transactions for delivery of short sale securities.

KPMG

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

sterne
agee

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2011, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2011. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
My Commission Expires March 24, 2014

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.